UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245,

Plaza Carso / Edificio Telcel,

Colonia Ampliación Granada,

Delegación Miguel Hidalgo,

11529, Mexico City,

México

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

América Móvil Announces the Results of its Scrip Dividend

Mexico City, November 14, 2016. América Móvil, S.A.B. de C.V. (“AMX” or the “Company”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today the results of the scrip dividend election period, during which AMX provided to all of its shareholders, simultaneously, the option to elect to receive in cash or Series L shares of AMX (or a combination thereof) a dividend payment in an amount equal to Ps.0.14 (fourteen cents of one Mexican peso) per share (the “Dividend Amount”). The election period expired on November 11, 2016 and the payment of the dividend will be made beginning today, November 14, 2016. The scrip dividend was also offered to holders of Series A and Series L American depositary shares. For more information, ADS holders should consult the Notices of Scrip Dividend furnished to the SEC under Form 6-K on October 31, 2016.

The results announced are based on: (i) the figures supplied by Inversora Bursátil, S.A. de C.V., the consolidation agent, and Citibank, N.A., the depositary of AMX’s American Depositary Shares representing the Company’s Series A and Series L shares; and (ii) the market price of the Series L shares of AMX on the Mexican Stock Exchange at the opening of trading today, which was $11.58 Mexican pesos per share (the “Reference Price”).

Of the 65,455,962,516 shares of AMX outstanding as of November 8, 2016, the record date, holders of 32,912,763,929 shares notified AMX of their election to receive the dividend as Series L shares. A total of 397,909,031 Series L shares will be delivered to those shareholders as a dividend payment. The dividend corresponding to the remaining shares will be delivered in cash.

The figures above include the shares of AMX represented by American Depositary Shares and result from the multiplication of the number of shares of AMX, according to the option elected, by the Dividend Amount and, in the case of shareholders electing to receive Series L shares, dividing the resulting amount by the Reference Price.

As a result of these elections, today AMX has placed into circulation a total of 397,909,031 Series L shares and consequently AMX’s outstanding capital stock will consist of a total of 65,852,371,547 shares.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2016

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	Attorney-in-fact